September 13, 2018

Mr. Ethan Horowitz

Accounting Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Parsley Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Response Dated July 25, 2018

File No. 001-36463

Ladies and Gentlemen:

Set forth below are the responses of Parsley Energy, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 27, 2018 (the “August Comment Letter”), and discussed with the Staff via telephone conference on September 11, 2018 (the “Conference Call”), with respect to Form 10-K for the Fiscal Year Ended December 31, 2017, File No. 001-36463, filed with the Commission on February 28, 2018 (the “Form 10-K”).

Concurrently with the submission of this letter, our legal counsel, Vinson & Elkins L.L.P., is confidentially submitting to the Staff certain supplemental information responsive to the August Comment Letter in a separate letter addressed to the address set forth above (the “Supplemental Letter”).

For your convenience, the response below is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Form 10-K for Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements

Note 5 – Acquisitions of Oil and Natural Gas Properties, page F-24

1.

Your response to prior comment 1 states that differences in the entity-specific value of the acreage received and the entity-specific value of the acreage transferred in 2017 was not significant in relation to the fair values of the assets exchanged. Considering that the acquired acreage allows you to (i) drill wells with longer lateral lengths that are more capital efficient and (ii) leverage your operational efficiencies and existing

Securities and Exchange Commission

September 13, 2018

infrastructure, please provide us with additional detail comparing the value of the proved undeveloped reserves (“PUDs”) received as part of this acreage swap to the value of those transferred. Your response should describe your basis for determining the value of the PUDs subject to this exchange and explain any material differences between the value of the PUDs received and transferred on a per barrel basis, especially with regard to the factors that led management to consummate this transaction.

RESPONSE: Under the Company’s assessment of the entity-specific value of the proved undeveloped (“PUD”) reserves subject to this exchange, as prescribed by Accounting Standards Codification Topic 845, the Company measured the estimated present value of future cash flows discounted at an annual discount rate of ten percent (“PV-10”) based on area, formation, lateral length-specific type curves and the associated capital expenditures and operating expenses, in each case consistent with the methodology used by the Company and audited by the Company’s independent reserve engineering firm in connection with its audits of the Company’s reserves.

In response to this comment, the Company advises the Staff that, based on the procedures discussed above, and consistent with the data previously provided to the Staff in connection with the Company’s prior correspondence, the PUDs transferred in the exchange comprised 8,060 MMBoe with a corresponding risked PV-10 of approximately $50.1 million (or approximately $6.20 per Boe) and that the PUDS received in the exchange comprised 21,660 MMBoe with a corresponding risked PV-10 of approximately $82.3 million (or approximately $3.80 per Boe). The per-barrel value of the PUDs received in the exchange, as measured by risked PV-10, was lower than the per-barrel value of the PUDs transferred in the exchange primarily as a result of timing considerations and the corresponding impact of the ten percent annual discount rate applied to the estimated future cash flows of such properties.

Additionally, as requested by the Staff on the Conference Call, the Company is also furnishing to the Staff supplemental information regarding the relative value of the PUDs transferred and received in the exchange without regard to the impact of timing considerations. Specifically, the Supplemental Letter includes a table that presents estimated per-barrel revenues, operating expenses, capital expenditures, undiscounted cash flows and risked PV-10, as well as total PUD reserve volumes and gross and net well counts, assuming that the Company concurrently developed all of such PUD locations beginning on January 1, 2018.

As illustrated by the data included in the Supplemental Letter, the estimated operating expenses and capital expenditures per Boe of the PUDs received in the exchange were lower than those of the PUDs transferred in the exchange, primarily due to the efficiencies noted in the Staff’s comment. Specifically, the Company’s existing infrastructure, particularly as it relates to water disposal capabilities, as well as the operational efficiencies achieved through a focus on a core operating area with a higher working interest, leads to lower per-barrel operating expenses. Similarly, the increased production and reserve profiles of the longer lateral length wells that the Company expects to be able to drill as a result of the acreage consolidation achieved through the exchange make such wells less capital intensive on a per-barrel basis than the shorter lateral wells the Company anticipated drilling on the acreage transferred in the exchange.

Securities and Exchange Commission

September 13, 2018

However, when analyzing only the PUD locations transferred and received, the reductions in operating expenses and capital expenditures associated with the efficiencies described above were partially offset by an increase in the number of single-section PUD locations. Notably, while the number of two-section lateral wells increases from one to sixteen, the number of single-section lateral wells also increases from nine to fourteen. For the Staff’s reference, the Supplemental Letter includes a table that provides further information on the gross PUD well counts by lateral length for the properties transferred and received in the exchange. This trend of increased single-section laterals is largely a result of the specific focus on PUD locations in connection with the foregoing analysis, and is not reflected in an analysis of any of the other reserve categories individually or on an aggregate basis.

In addition to its consideration of future capital expenditures and operating expenses when evaluating the exchange, the Company considered the anticipated future additional operational efficiencies as a result of the exchange that did not directly impact the figures contained in the Company’s quantitative analysis included in the Supplemental Letter. For example, the Company expects to experience decreased drilling and operational risk associated with managing the drilling of fewer total wells. On an aggregate basis across all reserve categories, the gross and net well counts of the properties received in the exchange represented decreases of 39% and 7%, respectively, from the gross and net well counts of the properties transferred. The Company expects to experience a more efficient allocation of its resources as a result of the higher working interest attributable to the properties received in the exchange as compared to the properties transferred and its corresponding ability to drill fewer total wells without compromising overall production. In addition, the Company expects to experience efficiencies as a result of a more narrow focus on a smaller net acreage position and through optimization of its allocation of corporate-level resources (including a reduction in the number of work hours required by the Company’s production development team to produce each barrel) and improved operations with a more limited and concentrated number of working interest owners.

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Securities and Exchange Commission

September 13, 2018

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

PARSLEY ENERGY, INC.

By:	/s/ Ryan Dalton
Name:	Ryan Dalton
Title:	Chief Financial Officer

cc:	Colin Roberts, Parsley Energy, Inc.

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Bob Dennis, KPMG LLP